SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings
will release their Consolidated Earnings
for the year 2006 on February 14th, 2007.

The Companies cordially invite you to attend their

Conference Call on
February 15th, 2007 - Thursday

Hosted by Pedro Moreira Salles, CEO

Conference	Conference
in English	in Portuguese
09:00 am - Eastern Time	07:00 am - Eastern Time
12:00 pm - Brazil Time	10:00 am - Brazil Time

Phone: +1 973 872-3197	Phone: 55 11 4688-6301
Passcode: Unibanco or 8385695	Passcode: Unibanco

The slideshow will be available for download from the Investor Relations website, www.ir.unibanco.com, one hour prior to the beginning of the call.

For the webcast, please access our IR website and follow the instructions on the homepage.

The telephone number for the conference call replay will be available for a one week period after the conclusion of the event at the following numbers:

English Conference: +1 973 341-3080 code 8385695
Portuguese Conference: 55 11 4688-6225 code 338

Replay will be also available at the website.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 05, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.